ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 12, 2006

SUPPL

RECEIVED
2006 JUL 19 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street
WASHINGTON DC 20549
USA

06015305

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dw 7/19

Lodgement with Australian Stock Exchange:
12 July 2006 (ASX – Announcement and Media Release, Offshore China Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

12 July 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Drilling Update

Since the last Stock Exchange Release on 13 June 2006, regarding the Wei-6-12S-1 exploration well in Block 22/12, Beibu Gulf, offshore China, operations at the Wei-6-12S-1Sa sidetrack well have been completed.

The sidetrack well which is about 50 metres from the original discovery was drilled to further delineate and core the relevant reservoirs. Five core samples were successfully cut and effectively 100% recovery achieved. Initial analysis indicates that these core samples are similar to the reservoir character and quality found in the discovery well.

The first sidetrack well reached a Total Depth of 2,530 metres below Rotary Table and has been plugged and abandoned after logging, in accordance with the pre-drill programme. Preparations for the drilling of a second side track well Wei-6-12S-1Sb are underway.

The second sidetrack has been designed to intersect the various reservoir sands in a downdip position relative to the discovery well, with the aim of better delineating the likely multiple oil-water contacts in the field and testing the possible thicker downdip development of thin sands intersected in the discovery well.

A possible sandy sequence is expected to be intersected towards the base of the sidetrack well which is not present in the discovery well and this provides the second side-track well with an exploration component.

The second sidetrack well is expected to commence later this week and to be completed during August. This represents a significant step out and therefore ROC will issue regular weekly updates on the progress achieved.

Commenting on the results of the first side track well, ROC's Chief Executive Officer, Dr John Doran said:

> *"With the first side-track operations completed without any surprises, ROC and its co-venturers will continue with their two pronged approach to appraising this field: do it methodically and do it quickly."*

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

** *A subsidiary of First Australian Resources*

ONSHORE CANADA

Kakwa Project (FAR 15%)
Completion rig expected on location late this week

A completion rig is expected on location late this week to resume a production testing programme at the Kakwa exploration well, onshore Alberta, Canada.

The initial test will evaluate the deep Wabamun formation. Provided testing is successful the well will be completed for production from that interval In the event the Wabamun does not test productive additional behind pipe zones in the well will be tested and completed for production commencing with the lowermost intervals.

Results will be provided as they become available.

The well is located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

UNITED STATES OF AMERICA

Galveston Bay State Tract 135, offshore Gulf of Mexico (FAR 12.5%)
Rig expected around 15 July 2006

Todco Rig 57 is currently scheduled to arrive in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico around 15th of July 2006.

The ST135S #1 well, in which FAR has a 12.5% working interest (reducing to 9.375% after payout), has a planned total depth of 9,900 feet and will test a multiple Frio Sand Prospect supported and defined by 3-D Seismic and subsurface data. Planned drilling duration is approximately 12 days.

The Prospect is adjacent to and across a saddle from the existing Smith Point Field that has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand). Three drilling locations have been identified by Seismic mapping.

Portion of the play lies within the northeast half of Galveston Bay State Tract 135 where FAR recently submitted the winning bid (US$169,500) with Genesis Production Co and others to secure protective acreage now aggregating 640 acres offshore Gulf of Mexico.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

An existing platform facility lies within 3 miles of the proposed location enabling use of spare tankage for temporary flow through with favourable processing fees. From here gas and oil may be pipelined to shore where gas goes into a trunk line and oil is trucked from a tank facility.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), the nearby platform facility and the potential for near term production.

The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

Eagle Project, Kings County, California (FAR 15%)
Waiting on Equipment for Production testing

A deep workover rig is expected on location late this month for production testing of the Eagle North-1 well. An ASX release on the results of the production testing will be made at the completion of production testing.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www far.com.au